Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TransSiP, Inc.
52 Full Moon
Irvine, CA 92618
https://transsip.com/

Up to $1,234,998.72 in Common Stock at $3.28
Minimum Target Amount: $9,997.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TransSiP, Inc.
Address: 52 Full Moon, Irvine, CA 92618
State of Incorporation: CA
Date Incorporated: February 20, 2014

Terms:

Equity

Offering Minimum: $9,997.44 | 3,048 shares of Common Stock
Offering Maximum: $1,234,998.72 | 376,524 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.28
Minimum Investment Amount (per investor): $328.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Launch Special Bonus

Invest within the first 72 hours and receive 12% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

New Year Bonus

Invest on or before February 28th, 2023, and receive 3% bonus shares.

Amount-Based:

$500+ | ASSOCIATE CIRCLE

Invest $500+ and receive 3% Bonus Shares.

$1,000+ | ADVOCATE CIRCLE

Invest $1000+ and receive 6% Bonus Shares.

$3,000+ | CHAMPION CIRCLE

Invest $3000+ and receive 9% Bonus Shares.

$20,000+ | PRESIDENTS CIRCLE

Invest $20,000+ and receive 12% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TransSIP will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.28 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $328. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

TransSiP is a semiconductor company that has developed a patented noise reductions technology called TransSiP PI. This technology enables electronic devices to be more power efficient, have better accuracy, and have more precise signals, thereby enhancing user experience. The company has achieved great success with over 2 million chips sold from just a small subsegment of the overall market. TransSiP has also been recognized as one of the Top 12 global startups out of 4500+ by Singapore Week of Innovation and Technology (SWITCH). In addition, the company's accomplishments have been duly recognized by world-renowned industry leaders and professionals - u-blox, Tektronix, Sir Peter Maire, and Brent Robinson at Rakon.

Competitors and Industry

Other suppliers in the field of power management IC such as Texas Instruments, Infineon, On Semiconductor, and so forth.

However, we don't consider them "competitors" because they're not addressing the same problem we are. Their approaches are one-dimensional, still following the 40-year-old regime for voltage conversion, which leads to trade-offs between signal/noise integrity, power consumption, and size.

TransSiP's innovation in reducing switching noise jitter (SNJ) enables a multi-dimensional solution. Completely passive in the electronic systems, TransSiP PI components are very small and don't consume any power for noise management in both power and signal chain. TransSiP's voltage conversion chipsets and filters therefore run much more efficiently, without conversion losses due to waste heat. The voltage output is clean, delivering system performance that feels fast, responsive, and accurate for end users.

TransSiP simply does a better job in a smaller space at both converting and filtering supply voltages for electronic systems. Further, TransSiP technology is ring-fenced by patent protection in both the USA and China, and it also involves knowhow and materials that are unique in system-in-package manufacturing and which are protected by confidentiality agreements with our suppliers.

Current Stage and Roadmap

- TransSiP addressable subsegment on present solutions is over $5 billion(2) and is expected to rise to more than $100 billion(2) when a new breakthrough product launch in 2023 covers additional market segments: GPS, wireless, consumer/industrial/national security electronics, computing and data storage, and automotive.

- TransSiP sold 2 million chips and generated over $1M sales since inception.

- We have had a dip in sales in 2022 due to a one-time revenue rollback required by the accounting method change and the slowdown of consumer electronics, but we can still maintain positive cash flows from our current sales.

- 2023 marks the beginning of our first expansion plans thanks in part to the funds raised from this Reg CF. We predict a rebound in sales to half a million when an industrial electronics customer starts mass production and a vertically-integrated end-product that we plan to launch on a crowdfunding platform. We plan to expand our market share by aggressively investing into market outreach, funding manufacturing and launching our new semiconductor solution.

- To achieve these expansions, this initial expansion will come as a result of our first successful Reg CF fundraising campaign, but it certainly won't be our last; we plan to equity crowdfund again based on strong financial results from operations. Increasing our capitalization is key to continuing expansion and taking market share away from our competitors.

Our IP portfolio is as following and is expanding:

- Four US patents: 11243249, 16125046, 10319685, 9748663

- Two China patents: ZL201780018642.6, ZL201780008665.9

- Eight Registered Trademarks in China: 53680548, 53692365, 53690813A, 53556542, 53563458A, 53561480A, 53563458, 53561480

Ref:

[1] TransSiP Financial Statements and CPA Review for 2020 and 2021.pdf

[2] McKinsey-the-semiconductor-decade-a-trillion-dollar-industry-v3

The Team

Officers and Directors

Name: Chih Wei (Desmond) Wong

Chih Wei (Desmond) Wong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chairman of the Board
  Dates of Service: February, 2014 - Present
  Responsibilities: Responsible for R&D, products, business and organization development. Currently takes a salary of $18,000 a year.

- **Position:** CTO
  Dates of Service: February, 2014 - Present
  Responsibilities: Responsible for business and organization development and

finance.

- **Position:** CFO
  Dates of Service: February, 2014 - Present
  Responsibilities: Oversight financial and funding strategy.

Name: Lui (Mabel) Wong

Lui (Mabel) Wong's current primary role is with Halioo Lui Wong. Lui (Mabel) Wong currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Board Member
  Dates of Service: February, 2014 - Present
  Responsibilities: Oversight corporate filings and manage inside sales. Currently does not take a salary.

- **Position:** Treasurer
  Dates of Service: February, 2014 - Present
  Responsibilities: Oversight general finances and bookkeeping.

Other business experience in the past three years:

- **Employer:** Halioo Lui Wong
  Title: President
  Dates of Service: November, 2020 - Present
  Responsibilities: Product research and marketing

Name: Nicholas Pearne

Nicholas Pearne's current primary role is with Selling Technology Limited. Nicholas Pearne currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Board Member
  Dates of Service: October, 2015 - Present
  Responsibilities: General management and information provision. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Selling Technology Limited
  Title: CEO

Dates of Service: July, 1987 - Present
Responsibilities: Managing director.

Name: William Burr

William Burr's current primary role is with Synthesis Coaching Associates. William Burr currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Board Member
  Dates of Service: March, 2014 - Present
  Responsibilities: Manage operations/manufacturing, and contribute to Corporate Affairs. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** YMEE LLC
  Title: Consigliere, Chairman of the Board
  Dates of Service: December, 2013 - Present
  Responsibilities: Strategic oversight, corporate affairs

Other business experience in the past three years:

- **Employer:** Synthesis Coaching Associates
  Title: Founder, Administrative Director
  Dates of Service: November, 2016 - Present
  Responsibilities: Financial management, organization, technical structure of training platform, content creation and publishing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, our semiconductor company which has developed a patented noise-reduction technology called TransSiP PI. Our revenues are therefore dependent upon the market for the TransSiP PI.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for the 2nd generation of TransSiP PI products. Delays or cost overruns in the development for the 2nd generation of TransSiP PI products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenues and profits. If you are investing in this company, it's because you think that TransSiP's products have proven track records, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever continue to be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns four U.S. patents, two China patents, eight registered trademarks in China, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are an early stage company and have limited profits

TransSiP, Inc. was formed on February 20th, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TransSiP has had limited revenues and profits generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chih Wei Wong	7,200,000	Common Stock	60.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 376,524 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share, however, please see the voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $9,000.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: General Operation Expenses
  Date: October 07, 2020
  Offering exemption relied upon: Limited Offering Exemption Notice (LOEN)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

In comparison to the fiscal year 2021 revenue of $440,857, our financial in 2022 was considerably hindered, with a 73% decrease yielding us $119,644. This dive stemmed from multiple factors, including market stagnation due to COVID-19 lockdowns in China, Taiwan, Japan, and Vietnam; increased material costs; logistic disruption; as well as supply shortages which all affected customers' demand and production abilities. As TransSiP has already gained traction in different continents, we are taking action to expand our business development activities into global markets and industrial applications to reduce the uncertainties of the economy and increase our customer base.

Cost of Revenue

In 2022, our costs of sales were $73,705 - a considerable drop from the $202,007 we saw in 2021. This drastic reduction was due to an accompanying dip in total sales figures.

Gross Margins

2022 gross profit dropped by $192,912 to $45,939 compared to 2021, and gross margins as a percentage of revenues declined from 54% in 2021 to 38% in 2022. This is largely due to a surge in finished goods stored in inventory.

Expenses

The Company’s expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of TransSiP, Inc. Expenses in 2022 decreased by $67,310 from those in 2021. This decrease was largely caused by the reduced costs of compensation and benefits, legal services for patent and trademark applications, and office expenditures - to a total of about $90k. However, this reduction in cost was offset somewhat by an increase of around $20K for marketing and accounting services. The Company hired one employee in 2022.

Historical results and cash flows

The Company is currently revenue-generating and continues to expand in customer tractions globally. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because past cash was primarily generated through operating incomes of integrated circuit product sales. Our goal is to increase cash flows through the market expansion of our integrated circuits.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 10th 2023, the Company has capital resources available in the form of a shareholder loan on demand, capital raised from investors, liquid assets from security investment, and approximately $90,00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $4,000 for expenses related to salaries and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 25 years. This is based on a current monthly burn rate of $4,000 for expenses related to salaries and R&D

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit and contemplated future capital raises.

Indebtness
Owed to: Small Business Administration
Amount owed: $62,700.00
Interest rate: 3.75%
Maturity date: 06 05, 2050
Material terms: There are no other material terms to this debt

Owed to: Chih Wei Wong
Amount owed: $39,575.00
Interest rate: 0%
Maturity date: 01 01, 2050
Material terms: During the years presented, the Company borrowed money from the owner, Chih Wei Wong to finance daily operations. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Related Party Transaction
Name of person: Chih Wei Wong
Relationship to company: 20%+ Owner
Nature / amount of interest in the transaction: The shareholder and the founder, Chih Wei Wong, loaned the Company on demand for daily operations. It does not accrue interest, and does not have maturity date.
Material terms of transaction: Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $39,575 and $74,522.

Valuation

Pre-Money Valuation: $32,800,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. TransSiP has earned over $1 million in lifetime revenue from selling 2+ million chips to customers, including those from the top 50 EMS and worldwide customer tractions- U.S.A, China, Taiwan, Japan, Switzerland, Italy, Singapore, and New Zealand. Furthermore, the addressable subsegment market for TransSiP's patented TransSiP PI products is currently estimated at over $5 billion. It is expected to grow to more than $100 billion addressable subsegment when the company releases its 2nd generation TransSiP PI products in 2023. Currently, the company offers 18 different integrated circuits and owns four U.S. patents, two China patents, and eight registered trademarks in China.

Creating another business like TransSiP would require approximately $40 million in capital investment while there is no guarantee of success. The $40 million capital requirement for TransSiP is calculated based on the estimated costs necessary to achieve our company status. We believe in order for another potential company to have 18 Integrated Circuit products, develop customer relations in three significant continents and eight countries, develop a patent portfolio, develop B2B sales connections, and operate all of these connections for seven years as we have, it would require a substantial financial burden that we have calculated to slightly over $40 million. We have over 110 years of technical experience in GPS, wireless, RF, microwave, IC design, advanced packaging technology, material science, process engineering, and printed circuit manufacturing. Our product is the first breakthrough in 40 years for a digital tech necessity. It is because the discovery of Switch Noise Jitter (SNJ) is a fundamental phenomenon that has never been observed before; thus, an 18% equity discount rate is considered reasonable due to industry risk that yields a valuation of $32.8 million.

In conclusion, with a solid IP portfolio combined with an increasingly global customer base and likely growth in sales over the coming years due to new products being released, TransSiP is worth its current valuation of $32.8 million. The founders have achieved success by bringing TransSiP IP products to market, and with the right Reg CF fundraising and further IP development, TransSiP can give more value to investors. All of this combined makes it clear why TransSiP is worth $32.8 million today.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,998.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  5.0%
  We will use 5% of the funds raised to purchase inventory for the Company's TransSiP PI products in preparation of expansion and launch of the products.

- *Company Employment*
  54.5%
  We will use 54.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Business Development, R&D and Application Engineering, Production and Operation. Wages to be commensurate with training, experience and position.

- *Working Capital*
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the TransSiP PI products expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://transsip.com/ (https://www.transsip.com/annual-reports).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/transsip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TransSiP, Inc.

[See attached]

TRANSSIP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TransSiP, Inc.
Irvine, California

We have reviewed the accompanying financial statements of TransSiP, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2023
Los Angeles, California

TRANSSIP INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 53,747	$ 104,550
Acccounts Receivable, net	-	106,800
Inventory	17,100	7,050
Total Current Assets	**70,847**	**218,400**
Total Assets	**$ 70,847**	**$ 218,400**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Line of Credit	$ 421	$ -
Shareholder Loan	39,575	74,522
Deferred Revenue	-	8,498
Total Current Liabilities	**39,995**	**83,019**
Promissory Notes and Loans	62,700	62,700
Total Liabilities	**102,695**	**145,719**
STOCKHOLDERS EQUITY		
Common Stock	10,000	10,000
Subscription Receivable	(10,000)	(10,000)
Retained Earnings/(Accumulated Deficit)	(31,848)	72,680
Total Stockholders' Equity	**(31,848)**	**72,680**
Total Liabilities and Stockholders' Equity	**$ 70,847**	**$ 218,400**

See accompanying notes to financial statements.

TRANSSIP INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 119,644	$ 440,857
Cost of Goods Sold	73,705	202,007
Gross profit	45,939	238,851
Operating expenses		
General and Administrative	82,490	164,608
Sales and Marketing	17,986	3,179
Total operating expenses	100,477	167,787
Operating Income/(Loss)	(54,537)	71,064
Interest Expense	316	158
Other Loss/(Income)	49,675	(39,927)
Income/(Loss) before provision for income taxes	(104,529)	110,833
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (104,529)**	**$ 110,833**

See accompanying notes to financial statements.

TRANSSIP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock			Subscription Receivable		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2020	10,000,000	**$**	**10,000**	**$**	**(10,000)**	**$**	**(38,153)**	**$ (38,153)**
Net income/(loss)							110,833	110,833
Balance—December 31, 2021	10,000,000		10,000		(10,000)	$	72,680	**$ 72,680**
Net income/(loss)							(104,529)	(104,529)
Balance—December 31, 2022	**10,000,000**	**$**	**10,000**	**$**	**(10,000)**	**$**	**(31,848)**	**$ (31,848)**

See accompanying notes to financial statements.

TRANSSIP INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(104,529)	$	110,833
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts receivable, net		106,800		(97,485)
Inventory		(10,050)		(3,000)
Deferred Revenue		(8,498)		(24,479)
Net cash provided/(used) by operating activities		**(16,276)**		**(14,130)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		421		-
Borrowing on Promissory Notes and Loans				43,913
Borrowing on Shareholder Loans		(34,947)		(35,429)
Net cash provided/(used) by financing activities		**(34,527)**		**8,484**
Change in Cash		(50,803)		(5,646)
Cash—beginning of year		104,550		110,196
Cash—end of year	**$**	**53,747**	**$**	**104,550**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	316	$	158
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

TransSiP, Inc. was incorporated on February 20, 2014 in the state of California. The financial statements of TransSiP, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The Company sells patented noise reduction technology in the form of integrated circuits (ICs) and is trademarked as TransSiP PI. TransSiP's noise reduction technology has been validated by major companies, which enables products to reach exciting levels of battery life, signal clarity, speed, and reliability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw finished goods which are determined using an average method.

Income Taxes

TransSiP, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of patented noise reduction technology in the form of integrated circuits (ICs)

Cost of sales

Costs of goods sold include the cost of materials, cost of labor, and transportation costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $17,986 and $3,179, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	17,100	7,050
Total Inventory	**$ 17,100**	**$ 7,050**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 10,000,000 shares have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered received SBA EIDL Loan. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 62,700	3.75%	6/5/2020	6/5/2050	$ 2,352	4,050	$ -	$ 62,700	$ 66,750	$ 1,352	$ 1,698		$ 62,700	$ 64,398
Total					**$ 2,352**	**$ 4,050**	**$ -**	**$ 62,700**	**$ 66,750**	**$ 1,352**	**$ 1,698**	**$ -**	**$ 62,700**	**$ 64,398**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	
2025	949
2026	1,502
2027	1,559
Thereafter	58,690
Total	**$ 62,700**

Owner Loans

During the years presented, the Company borrowed money from the owner, Chih Wei Wong to finance daily operations. The details of the loans from the owner are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chih Wei Wong	$ 39,575	0.00%	No set maturity	$ 39,575		$ 39,575	$ 74,522		$ 74,522
Total				$ 39,575	$ -	$ 39,575	$ 74,522	$ -	$ 74,522

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (31,191)	$ (9,240)
Valuation Allowance	31,191	9,240
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (10,123)	$ 21,068
Valuation Allowance	10,123	(21,068)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $33,924, and the Company had state net operating loss ("NOL") carryforwards of approximately $33,924. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The shareholder and the founder, Chih Wei Wong, loaned the Company on demand for daily operations. It does not accrue interest, and does not have maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $39,575 and $74,522.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 3, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $54,537, an operating cash flow loss of $16,276, and liquid assets in cash of $53,747, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

TransSIP is not live or open to the public at this moment.

INVEST IN TRANSSIP TODAY!

Breaking Digital Limits With 2 Million Chips Sold

TransSiP is a semiconductor manufacturing company solving a fundamental problem in digital electronics. Even with the most advanced tech, high performance requires drawing u...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TransSiP
PI
by TransSiP
TRANSCEND LIMITS
TOGETHER

$0.00 Raised

REASONS TO INVEST

- We've achieved over 2 million chips sold, maintained a positive cash flow since 2019. As a result, we believe we have a robust foundation to accelerate growth.
- Our patented TransSiP PI noise reductions technology provides 25% up to as much as 100x more power savings, 10x more accuracy, and 5x higher signal clarity – a game-changing technology in the $600 billion semiconductor market.*
- With TransSiP PI Gen 2 expanding our servicable market to greater than $100 Billion, we plan to pursue in the future offering opportunities with no venture capital debt.**

*Information from the Semiconductor Industry Association (Source)
**Information from McKinsey & Company (Source)

Invest Now
$3.28 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$328.00	$32.8M

THE PITCH

At TransSiP, even self-funded, we have had successes in capitalizing on our breakthrough discovery and building a global reputation in the semiconductor and electronics industries. With 2 million chips already sold, established customer relationships across the US, Asia, and Europe, and a positive cash flow since 2019, we are ready to enter a rapid growth phase.

OVERVIEW

A Groundbreaking Chipset Empowering All Electronics

To understand our product, you have to first understand a critical problem in digital technology known as signal noise. When computers and systems process signals, massive amounts of data with minuscule variations, having noise is like trying to speed up a car without aerodynamic design – it is congested, unstable, and wastes precious energy.

Therefore, every piece of digital tech needs to remove noise to function properly. Unfortunately, in the past 40 years, noise-removing filters have made little to no advancements in effectiveness – a limitation that has been passed off as an accepted failure in digital R&D.

TransSiP PI, our patented chipset, shatters these limits of digital technology. We believe our noise filter capabilities vastly exceed even the most advanced noise filters available, meaning more energy efficiency and better system performance than ever before. **Put simply – TransSiP PI is a hardware steroid with no drawbacks.** We empower electronics to achieve longer battery life, faster processing, more accurate data, and enhanced user experience all at once.

PERFORMANCE ENHANCEMENT FOR DIGITAL TECH


PI
by TransSiP

Patented in the World's Largest Markets

Validated by two million chips sold worldwide into a plethora of different technologies, we are now looking to magnify market reach and accelerate our current phase of growth.

EXISTING APPLICATIONS

High Sensitivity Sensors
GPS Systems
Smart Watches
Energy Harvesting
5G and IoT Devices


PowerWatch
POWERED BY YOU.
Harmony PI Filter
Enhances the Clarity of 5G Frequency Reference

Clients of TransSiP boast new horizons of performance: chest-strap-level heart rate monitoring on a mere wristband, tenfold GPS accuracy, and the ability to save so much power that body-heat charging is possible (Matrix Powerwatch shown below).

Looking further forward, we have reached a breakthrough on TransSiP PI Generation 2, our newest addition which will expand our market reach into the playing field of corporate tech giants – think phones, computers, graphic cards, high-performance speakers, etc.

Imagine a world where every digital device is faster, greener, and smarter; this is our exclusive opportunity at TransSiP.



PI by TransSiP
Enabling Highest Performance and Efficiency
200nA, Zero Standby
Symphony Series DC-DC
44nA, 0.8%
TD Series Voltage Detector
500nA, Integrated Inductor
TS Series Buck Converter
1nA Standby
TR Series Push Button
10nA Standby
TW Series Power Switch
The World's First
MATRIX POWERWATCH 2
Never Charge GPS Sports World

Matrix Powerwatch

THE PROBLEM

Noise Filter Solutions Are Important, But Stuck In the Past



The same old noise filters are still being used in today's cutting-edge digital technologies
Creating problems in system efficency
EX. 1
Approximate Location
Ma Ma is somewhere in the circle
Eight Kilometer Error?
Smartphone GPS compromised by noise

basic chest-strap heart rate sensor

cutting-edge sport and smartwatches


Comparison:
Heart Rate Sensor Accuracy

EX. 2

Watches fail to even come close in accuracy.
Cause: Unfiltered Noise


Biggest Area of Need:
Wireless connection strength (5G + beyond) is fully reliant on signal clarity.
5G
Conventional Noise Filters Not Working Anymore
Marker
816.000000 MHz
-76.62 dBm
300 MHz Wideband Noise Problem

In 2016, TransSiP identified the reason that conventional filters have failed to keep up with modern digital devices. As digital operations became more complex, signals became muddled with a multi-dimensional noise that conventional filters simply fail to remove. We discovered this noise and coined it as **Switching Noise Jitter (SNJ)**.


TransSiP Breakthrough Insight
into Power Conversion Switching Noise.
Tektronix
Switching Noise Jitter (SNJ)
A Noise on Noise
that Limits Digital Technologies

Source

It is no exaggeration that noise is one of the biggest challenges to digital technology. Unfiltered SNJ leads to system inefficiency – and thus – wasted power, overheating, inaccuracy, processing failures, and an overall lower user experience.

For practical reference, your phone is low-signal and loses functionality, that is equivalent to the phone saying incoming signals (data and wifi) are too noisy to decode. Or when your video game starts overloading, that is a sign the processor is getting congested by noisy data, which must be processed over and over until errors are removed.


Read More
Wikipedia
The Free Encyclopedia

THE SOLUTION

TransSiP PI is Breaking Digital Limits

With our discovery of SNJ, TransSiP capitalized on this problem with the invention and patenting of a new-generation filter that has the specific capabilities of targeting and removing SNJ.

Using TransSiP PI, technology devices almost **instantly reach new horizons** of system efficiency, with 25% up to 100 times improvement in power savings, 10 times better performance, and 5 times clearer signal in 5G regime.


TransSiP PI Enhances
the Capability of the ZOE-M8B GNSS.
ublox
SNJ Elminated
GPS Positioning Errors
Reduced 10X
In Real-World Situations
Before
After

Source

TransSIP's BREAKTHROUGH CHIP is a **game-changer** for high-performance devices



Original
Sensor
Signal

Our Chip **Empowers User Experience** and **Raises the Bar** Above the Norms

- Longer Battery Life
- Faster GPS Fix & Enhanced Accuracy
- Longer Range Capabilities
- Less Time For Computer-Intensive Processes
- Improved Sensor' Data Accuracy & Precision

OUR TRACTION

Proven Technology Embraced by a Fast-Growing Industry

2 MILLION chips sold

$1 MILLION in revenue achieved



Established customer relationships in the **US**, **Asia**, and **Europe**

TransSiP has established a **global reputation**. Industry leaders and professionals (Matrix, Rakon, Sir Peter Marie, Tektronix, u-blox) have validated TransSiP and acclaimed our technologies. Not to mention, numerous global research firms (Facts & Factors, Research and Markets, MarkNtel, ReportLinker) position TransSiP as at the forefront of cutting-edge technologies.

TransSiP has Built a Global Reputation, Validated by Industries and Professionals



Sir Peter Maire
Chairman

TransSiP have Demonstrated Breakthrough Performance Levels in Power Supply Noise Reduction. This is **World Class Technology** at its Absolute Best.

Tahia Investments



Brent Robinson
CTO and Manager Director

Rakon have Tested TransSiP's Noise Reductions Technology with our Ultra-low Noise Oscillators and the **Results are Truly Impressive.**

rakon



Douglas Tam, PhD
CTO

Using TransSiP PI has enabled Matrix to offer a **Completely New Proposition**.

MATRIX

**The above testimonials may not be representative of the opinions of other professionals or the experiences of other customers and is not a guarantee of future performance or success.*

Our 10 years of dedication in the semiconductor sector has paid off, and we believe we are perfectly positioned for our biggest period of rapid expansion yet.

TransSiP is Evolved from A Decade of Successes in Advaned Technologies

2022


2 Million Chips Sold
P1
by TransSiP

2021


Multiple Awards Winner
TOP 12 Winners Out of 4500+ Global Startups
SLINGSHOT2021
Grand Finals Prize Ceremony
SWITCH
TransSiP
Frontier Technology Winner

2021


Pitch. Launch. Grow.
TECHNOLOGY + LIFE SCIENCE
AWARD WINNERS
Technology - TransSiP, Inc.
Life Science - Syntr Health Technologies
Specialty Diagnostics (AST) - Triton Biodevices
ULP UNIVERSITY LAB PARTNERS
AMERICA'S SBDC CALIFORNIA
UCI Beall Applied Innovation

2019

Transcended,


TransSiP
became a Semiconductor Company

2016

CEO Desmond Wong was Nominated


Innovator of the Year
Finalists
David Hall
Velodyne LiDAR
Bobby Littrell
Vesper
Desmond Wong
TransSiP Inc.
ACE AWARDS

2016

Breakthrough Discovery


SWITCHING NOISE JITTER

2014


October 2014
the pcb magazine
AN I-CONNECT007 PUBLICATION

TransSiP

Featured in the PCB Magazine as a 3D SiP's Consultant for World's Leading Semiconductor Companies

2013

Desmond Wong and Dai Nippon Printing Jointly Presented in Osaka, Japan and Coined a New Advanced Technology – 3D SiP


Mold Resin
GPS-IC
IND
CAP
SAW
Fig.4 Cross section structure of 3D GPS

2012


THE TOP 101 COMPONENTS


EDN2012
HOT
100



Desmond Wong Invented the World's First GPS 3D SiP that Won Multiple Awards

Founder focus and dedication have resulted in positive cashflow and substantial margins, and have led to the creation of production bases with **world-class outsourced manufacturers** in Japan and Thailand for significant ramp up.

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Mini-Case STUDIES

The GPS Sports Products Benefit: We empower our customers to make a powerful brand statement, while providing an enhanced user experience with TransSiP PI. By utilizing this technology, users will have a rewarding and enjoyable time shopping for the sports gear they need. It's a win-win situation!



GPS Sports Products


300m Error
5.27m
Distance
Without
TransSiP PI
VS
Accurate
5.03m
Distance
PI
by TransSiP

5km Trail Running Tested in a Forest



The Wellness and Fitness Benefit: Increased accuracy in medical devices, as well as the convenience of having a wrist-worn optical heart-rate monitor that is comparable to more traditional chest straps. All without sacrificing quality! A win-win for everyone. Get the benefits of modern technology without the hassle. Now that's wise!



Optical Heart Rate Monitor (OHRM)


Chest Strap
Multi-LEDs
OHRM
VS
TransSiP PI Enhanced
OHRM
PI
by TransSiP


140
120
100
80
60
bpm
Chest Strap vs TransSiP PI Enhanced OHRM - For Cycling


140
120
100
80
60
40
20
0
Actual HR vs Multi-LEDs vs TransSiP PI Enhanced OHRM

THE MARKET

Positioned at the Heart of All Digital Technology

Our ability to provide system efficiency-maximizing solutions enables TransSiP to be a potential core player in the Semiconductor Decade.

The global semiconductor market is valued at $600 billion as of 2021, growing at a CAGR of 6-8% and expected to become a trillion-dollar industry by 2030 (Source). The CHIPS and Science Act directs $280 billion in spending over the next ten years. The majority – $200 billion – is for scientific R&D and commercialization.

With the market-proven TransSiP PI solutions, **TransSiP is ahead of the curve and well-positioned to capitalize on this momentous Semiconductor Decade and CHIPS Act.**



The Semiconductor Decade: A trillion-dollar industry
Global semiconductor market value by vertical, indicative, $ billion
CAGR, 2021–30, %
Growth contribution per vertical, 2021–30, %
590
35
50
60
50
170
225
2021
7
6
7
9
13
6
5
1,065
60
95
130
150
280
350
2030
Wired communication
Consumer electronics
Industrial electronics
Automotive electronics
Wireless communication
Computing and data storage
5
10
15
20
25
25
100%
[Source: McKinsey&Compnany, The Semiconductor Decade: A trillion-dollar industry]



CHIPS ACT: The majority—$200 billion—is for scientific R&D and commercialization.
CHIPS and Science Act funding for 2022–26, $ billion
Total 278.2
CHIPS for America Fund 39.0
Appropriations
31.0
Loan program costs
6.0
Legacy chip production
2.0
STEM, R&D, and workforce and economic development program authorizations at National Science Foundation, US Department of Energy, US Department of Commerce
200.0
24.0 a
2.0 b
c–0.5
2.0 d
2.5 e
f–0.5
6.0 g
h–1.5
i–0.2
a CHIPS advanced manufacturing tax credit
b CHIPS for America Defense Fund
c CHIPS for America International Technology Security and Innovation Fund
d National Semiconductor Technology Center
e National Advanced Packaging Manufacturing Program
f Microelectronics R&D Manufacturing USA institute
g National Institute of Standards and Technology semiconductor programs
h Public Wireless Supply Chain Innovation Fund
i CHIPS for America Workforce and Education Fund
[Source: McKinsey&Compnany, The CHIPS and Science Act: Here's what's in it]

Let's Transcend Limits Together

With two million chips sold across 3 continents, we are now entering an exciting period and are looking to accelerate our reach even further.

Generation 2
TransSiP PI Pursues
> $100 Billion
Subsegment Market



Consumer Electronics
Industrial
Automotive
Wireless
Computing and Data Storage

Generation 1
TransSiP PI has
Addressed a $5 Billion
Subsegment Market

Segment	Subsegment
Consumer Electronics	Smartphone
	Smart Watches
	Sport Watches
	Health Trackers
	Pet Trackers
Industrial Electronics	Remote Sensing
	National Security
Wireless Connectivity	M2M
	UWB
	5G
Hi-Speed Data	Opto Electronics
Computing	SSD
	DDR RAM
	PC & Motherboard
Automotive	Power Management
	Sensor

WHY INVEST

Building a More Efficient Future



TransSIP IS
EMPOWERING
THE EMERGING FUTURE
PI
by TransSiP

We have achieved great success with our TransSiP PI noise reductions technology, having earned $1M in sales across 3 continents and 2 million chips sold. With adequate resources, we intend to become publicly traded within the next 5 years with **no VC debt**. We plan to enhance our sales capabilities, and launch a new product in 2023. Our technology is a breakthrough and our addressable markets are expanding – let's **Transcend Limits Together, with TransSiP!**

ABOUT

HEADQUARTERS
52 Full Moon
Irvine, CA 92618

VALUATION
$32.8M

TransSiP is a semiconductor manufacturing company solving a fundamental problem in digital electronics. Even with the most advanced tech, high performance requires drawing up more power—think about graphic cards using massive amounts of electricity. TransSiP breaks this “rule” and enables devices to maximize performance even while saving power. Together, let’s make the world greener and more connected.

TEAM



Desmond Wong
CEO, Founder, CTO and Chairman of the Board

Chih Wei Wong, also known as Desmond in business circles, is the founder and CEO of TransSiP. He has over 30 years of experience in the semiconductor industry and held various leadership roles in product management, sales, advanced technology development, and business development at companies such as Hong Kong Productivity Council, Rockwell, Conexant, Skyworks (NASDAQ: SWKS), Brunswick New Technology, Navman Wireless, and Telit (LSE: TLIT). Wong holds six patents and is the recipient of numerous industry awards, and a recognized expert in GPS and 3D-SiP. In 2016, Wong's discovery of Switching Noise Jitter (SNJ) led to the development of the integrated circuits business of TransSiP. In addition, it earned him a nominated Innovator of the Year by UBM Annual Creativity in Electronics (ACE) Awards. When he's not working on his next invention or helping customers develop their products, Wong enjoys spending time with his kids and indulging in gardening and technology hobbies.



William (Bill) Burr
COO & Board Member

Bill has 30+ years of experience as a C-level executive and mentor in the microelectronics industry. Former President of the European Institute for Printed Circuits (EIPC) and Vice-Chairman of the European Federation for Interconnection & Packaging and currently Distinguished Fellow with the Institute of Circuit Technology (UK), Bill graduated in 1974 with specialities in oceanographic and microelectronic engineering. After several years in Hawaii, Japan and the United States, Bill accepted the position of Technical Director of an Italian SME, becoming a partner in a subsequent MBO and introducing innovations that contributed to a turnover of over $120 million while developing technologies together with Japanese partners that contributed to the cellular/mobile computing revolution. At home in the boardroom and factory floor, Bill’s hands-on experience has guided development of TransSiP’s innovative approach to microelectronic packaging. Holder of black belts in three martial arts, Bill’s approach is pragmatic and goals driven. An active investor and founder/director of enterprises ranging from Digital Creative to Life Coaching, Bill continues to closely monitor emerging technologies and, when not doing all that, keeps fit training, and managing a mountainside property in Italy’s Valtellina. He also plays a pretty decent country & western acoustic guitar.



Nick Pearne
Director & Board Member

Nick has 40+ years of experience as a company founder and mentor in the microelectronics industry. Nick graduated in 1970 at the University of Manchester. After initial grounding in Patent Law and experience around the globe, Nick shared in the foundation of BPA (technology) which was recognised as a leading Technology/Market consultancy in microelectronics World Wide. Nick, who was primarily involved in the promotion of BPA activities, developed close contacts with leading microelectronics companies in Europe, USE and Japan as well as close interaction with international trade organizations around the World.

More recently he founded Selling Technology Limited an international marketing organization with clients among the major electronics OEMs along with equipment and materials suppliers world wide.

Nick’s close industrial experience has guided TransSiP’s innovative approach to microelectronic packaging and been instrumental in creating the Company’s market position.



Mabel Wong
Treasurer, Secretary, Board Member

Lui (Mabel) is a mother of three who has been a supportive force to her husband, Desmond, as he works to establish TransSiP. In 2014, she encouraged him to begin the company research collaboration with Dai Nippon Printing on Metamaterials. Lui studied at the Hong Kong Polytechnic and graduated in 1992 with specialties in Mathematics and Computer Science. In addition, she is experienced in luxury goods wholesaling, having worked at Cartier (Hong Kong), and founded a prestige preschool and ballet dance school in a Class A Shopping Mall in Hong Kong. Lui’s experience in various fields has made her an invaluable asset to Desmond and TransSiP.

TERMS

TransSIP

Overview

PRICE PER SHARE
$3.28

VALUATION
$32.8M

DEADLINE
Mar 22, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$328.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.72

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,048

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
376,524

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company : **TransSiP, Inc.**

Corporate Address : **52 Full Moon, Irvine, CA 92618**

Offering Minimum : **$9,997.44**

Offering Maximum : **$1,234,998.72**

Minimum Investment Amount (per investor) : **$328.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **3,048**

Maximum Number of Shares Offered : **376,524**

Price per Share : **$3.28**

Pre-Money Valuation : $32,800,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Launch Special Bonus

Invest within the first 72 hours and receive 12% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

New Year Bonus

Invest on or before February 28th, 2023, and receive 3% bonus shares.

Amount-Based:

$500+ | ASSOCIATE CIRCLE

Invest $500+ and receive 3% Bonus Shares.

$1,000+ | ADVOCATE CIRCLE

Invest $1000+ and receive 6% Bonus Shares.

$3,000+ | CHAMPION CIRCLE

Invest $3000+ and receive 9% Bonus Shares.

$20,000+ | PRESIDENTS CIRCLE

Invest $20,000+ and receive 12% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TransSIP will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.28 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $328. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Traction Video

Hello, this is Bill Burr.

I take care of operations and manufacturing here at TransSiP. We have a scalable world-class manufacturing team capable of responding to our customer's requirements.

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